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                             February 21, 2023

       Michael Tiedemann
       Chief Executive Officer
       Alvarium Tiedemann Holdings, Inc.
       520 Madison Avenue, 21 st Floor
       New York, NY 10022

                                                        Re: Alvarium Tiedemann
Holdings, Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed January 27,
2023
                                                            File No. 333-269448

       Dear Michael Tiedemann:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form S-1

       General

   1. It appears that the price of your common stock has fluctuated significantly in the last several months after
completion of the merger transaction. Please revise your disclosure to address high price
volatility, potential causes of such volatility, if known, and add a separately captioned
risk factor to describe the risk to investors. In addition, on the prospectus cover page,
disclose the following:
                                                            describe the recent
price volatility in your stock and briefly disclose any known risks of investing in
your stock under these circumstances;
                                                            for comparison
purposes, disclose the market price of your common stock prior to the recent price
volatility in your stock; and
                                                            describe any recent
change in your financial condition or results of operations, such
 Michael Tiedemann
FirstName LastNameMichael Tiedemann
Alvarium Tiedemann Holdings, Inc.
Comapany21,
February  NameAlvarium
            2023        Tiedemann Holdings, Inc.
February
Page 2 21, 2023 Page 2
FirstName LastName
              as your earnings, revenues or other measure of company value that is consistent with the recent change in your stock price. If no such change to your financial condition or results of operations exists, disclose that fact.
2. Revise your prospectus to highlight any differences in the current trading price, the prices that the Sponsor, private placement investors, PIPE investors, and other selling securityholders acquired their shares and warrants, and the price at which the public securityholders acquired their shares and warrants. Disclose, if true, that while the
         Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Please also disclose the potential profit the selling securityholders will earn based on the current trading price. Lastly, please include appropriate risk factor disclosure.
3. Please revise to update your disclosures throughout the filing and address areas that appear to need updating or that present inconsistencies. Non-exclusive examples of areas where disclosure should be updated are as follows:
             you refer to "[your] estimated financial position and results of operations" on page
             47;
             you disclose on page 62 "pro forma condensed combined financial statements do not give affect to any anticipated operating efficiencies or cost savings that may be associated with the business combination";
             you disclose that you "believe that following the Closing of the Business
             Combination, the sources of liquidity discussed above will continue to be sufficient to fund [your] working capital requirements" on pages 108 and 134; your disclosure that "following the Business Combination, you will be subject to U.S.
             federal and state income taxes" on pages 110 and 136;
             your list of named executives "who will be named executive officers ... of the
             Company following Business Combination" on page 236; and you disclose on page 47 that "future resales" of shares after the consummation of the
             business combination may cause your market price to drop significantly. This statement should be updated given that this prospectus is facilitating those sales.
Cover page

4. For each of the shares and warrants being registered for resale, disclose the price that the selling securityholders paid for such shares and warrants.
5. Disclose the exercise price of the warrants compared to the market price of the underlying securities. If the warrants are out the money, please disclose the likelihood that warrant holders will not exercise their warrants and provide similar disclosure in the prospectus summary, risk factors, MD&A and use of proceeds section and disclose that cash proceeds associated with the exercises of the warrants are dependent on the stock price. As applicable, describe the impact on your liquidity and update the discussion on the ability
 Michael Tiedemann
FirstName LastNameMichael Tiedemann
Alvarium Tiedemann Holdings, Inc.
Comapany21,
February  NameAlvarium
            2023        Tiedemann Holdings, Inc.
February
Page 3 21, 2023 Page 3
FirstName LastName
         of your company to fund your operations on a prospective basis with your current cash on hand.
6. Please disclose the number of shares representing your public float. State, if true, that the shares being registered for resale exceed your public float and state the percentage of your public float that the shares being offered for resale represent. We also note that all of the shares being registered for resale were purchased by the selling securityholders for prices considerably below the current market price of the Class A common stock. Highlight the significant negative impact sales of shares on this registration statement could have on the public trading price of the Class A common stock.
Risk Factors, page 7

7. Include an additional risk factor highlighting the negative pressure potential sales of shares pursuant to this registration statement could have on the public trading price of the
         Class A common stock. To illustrate this risk, disclose the purchase price of the securities being registered for resale and the percentage that these shares currently represent of the total number of shares outstanding. Also disclose that even though the current trading price is below the SPAC IPO price, the private investors have an incentive to sell because they will still profit on sales because of the lower price that they purchased their shares than the public investors.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
138

8. We note that the projected Economic Revenue for 2022 were $246.8 million, as set forth in the unaudited prospective financial information management prepared and provided to the Cartesian Growth Corporation's Board in connection with the evaluation of the
         Business Combination. We also note that your actual net income for the Nine Months
         Ended September 30, 2022 appears to be significantly lower than the projected Economic
         Revenue, and as such it appears that you will miss your 2022 revenue projection. If applicable, please update your disclosure in Liquidity and Capital Resources, and
         elsewhere, to provide updated information about the company   s
financial position and
         further risks to the business operations and liquidity in light of these circumstances.
9. In light of the significant number of redemptions and the unlikelihood that the company will receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock, expand your discussion of capital resources to address any changes in the
         company   s liquidity position since the business combination. If the company is likely to
         have to seek additional capital, discuss the effect of this offering
on the company   s ability
         to raise additional capital.
10. Please expand your discussion here to reflect the fact that this offering involves the potential sale of a substantial portion of shares for resale and discuss how such sales could
         impact the market price of the company   s common stock. Your
discussion should
 Michael Tiedemann
Alvarium Tiedemann Holdings, Inc.
February 21, 2023
Page 4
      highlight the fact that the selling shareholders will be able to sell all of their shares for so long as the registration statement of which this prospectus forms a part is available for use.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Tonya K. Aldave at (202) 551-3601 or Susan Block at (202) 551-3210
with any questions.



                                                               Sincerely,
FirstName LastNameMichael Tiedemann
                                                               Division of
Corporation Finance
Comapany NameAlvarium Tiedemann Holdings, Inc.
                                                               Office of
Finance
February 21, 2023 Page 4
cc:       Samantha Kirby, Esq.
FirstName LastName